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                 [Real Estate Associates Limited IV LETTERHEAD]


  RE: Real Estate Associates Limited IV


  Dear Investor:


          Several limited partners have called or written us to tell us that they have received an unsolicited tender offer to buy their interests in Real Estate Associates Limited IV. The buyers state that they are purchasing the Units with a view towards holding them until REAL IV is liquidated.


          While the General Partners are unable to value the interests because of a lack of market for them, limited partners should be aware of the tax consequences of a sale of their interests.


          In addition, the General Partners of REAL IV expect to solicit the consent of the Limited Partners to a proposed transaction pursuant to which several of the properties in which REAL IV has invested will be sold to a real estate investment trust (the "REIT") to be organized by affiliates of the General Partners. Proxy materials have not yet been filed with the Securities and Exchange Commission and solicitation of consents is not expected to commence until the first quarter of 1998. If this transaction is consummated, Limited Partners would receive distributions of net sales proceeds according to their proportionate interests. It should be noted that the sales will be subject to a number of conditions in addition to approval by Limited Partners of REAL IV; including completion of a proposed private placement of shares of the REIT. Accordingly, there can be no assurance that the proposed purchases will be consummated or that, if consummated, will be on the currently proposed terms.

          Most of the Limited Partners have negative capital account balances with respect to their interests in REAL IV. Our accountants tell us that on average, the negative capital account balance for a $5,000 investor at the end of December 1997 will be approximately $8,100. This means that an investor would recognize gain from the sale of his REAL IV interest in an amount equal to approximately $8,200 (the $8,100 negative capital account balance plus the $100 cash sales price). This gain would be "passive" and would be offset by passive losses which such investor may have from REAL IV (suspended from prior years) or other sources. Unless a limited partner has suspended or current losses from other sources, a substantial portion of the gain would still be subject to tax liability.


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        PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF SUCH A SALE ON
YOUR OWN PARTICULAR SITUATION.

        The Corporate General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the tendering buyer. Although the offer letter states that investors cannot withdraw Units which may already have been tendered, you should consult with your attorney to determine if this requirement is enforceable should you wish to reconsider your decision to tender.


                                        Sincerely,


                                        National Partnership Investments Corp.

  Charles H. Boxenbaum                  Bruce E. Nelson
  Chairman of the Board                 President